                                                                    Exhibit 12.1

                               IWO HOLDINGS, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                 (In thousands)

                                                                                                         Three Months
                                                                                                        Ended March 31
                                                                                                         (Unaudited)
                                                                                                       -----------------
                          For the Period                For the Period
                          from Inception   For the Year January 1, 1999  For the Period   For the Year
                         (August 22, 1997)    Ended         through     December 20, 1999    Ended
                         through December  December 31,  December 20,        through      December 31,
                             31, 1997          1998          1999       December 31, 1999     2000      2000      2001
                         ----------------- ------------ --------------- ----------------- ------------ -------  --------
Net Loss................        $(6)           $(59)       $(14,842)         $(1,076)       $(50,080)  $(8,823) $(14,719)
                                ---            ----        --------          -------        --------   -------  --------
ADD: Fixed Charges:
  Capitalized interest..        --              --              --               --            1,379       --      1,029
  Interest expense......        --              --               78              --            3,532       --      4,607
  Amortization of debt
   issuance costs.......        --              --              --                84           2,843       628     1,185
  Other debt
   financing fees.......        --              --              --               319           3,689       944       672
  Rentals 1/3 (a).......                                          1                1           1,038        46       531
                                ---            ----        --------          -------        --------   -------  --------
Total Fixed Charges.....        --              --               79              404          12,481     1,618     8,024
                                ---            ----        --------          -------        --------   -------  --------
Net loss plus fixed
 charges................         (6)            (59)        (14,763)            (672)        (37,599)   (7,205)   (6,695)
LESS: Capitalized
 interest...............        --              --              --               --           (1,379)      --     (1,029)
                                ---            ----        --------          -------        --------   -------  --------
Earnings (loss) (b).....         (6)            (59)        (14,763)            (672)        (38,978)   (7,205)   (7,724)
Total Fixed Charges.....        --              --              (79)            (404)        (12,481)   (1,618)   (8,024)
                                ---            ----        --------          -------        --------   -------  --------
Deficiency of Earnings
 to Fixed Charges (c)...        $(6)           $(59)       $(14,842)         $(1,076)       $(51,459)  $(8,823) $(15,748)
                                ===            ====        ========          =======        ========   =======  ========

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(a) We believe 33% is a reasonable approximation of an appropriate interest factor for operating leases.

(b) Amortization of capitalized interest was insignificant in 2000 and the three months ended March 31, 2001.

(c) Due to the registrant's loss in all periods presented, the ratio coverage was less than 1:1. The registrant must generate additional earnings as indicated to achieve a coverage ratio of 1:1.